[Carlyle Group Letterhead]

            January 7, 2014

VIA EDGAR

Re:	The Carlyle Group L.P.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 12, 2013
File No. 001-35538

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Seaman, Esq.

Ladies and Gentlemen:

The Carlyle Group L.P. (the “Company”) is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director, General Counsel